SIDLEY AUSTIN 39/F, TWO INT’L FINANCE CENTRE CENTRAL, HONG KONG +852 2509 7888 +852 2509 3110 FAX AMERICA ● ASIA PACIFIC ● EUROPE	Meng Ding To Call Writer Directly +852 2509 7858 meng.ding@sidley.com

October 21, 2022

CONFIDENTIAL

Joseph Kempf

Robert Littlepage

Austin Pattan

Matthew Crispino

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	IMMRSIV Inc.
Amendment No.1 to Draft Registration Statement on Form F-1
Confidentially Submitted September 13, 2022
CIK No. 0001936574

Dear Mr. Kempf, Mr. Littlepage, Mr. Pattan and Mr. Crispino,

On behalf of our client, IMMRSIV Inc. (the “Company”), a foreign private issuer incorporated under the laws of the Cayman Islands, we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated September 28, 2022 regarding the Company’s amendment No.1 to draft registration statement on Form F-1 confidentially submitted on September 13, 2022 (the “Amendment No.1 to the Draft Registration Statement”) relating to a proposed initial public offering of the Company’s Class A Ordinary Shares in the United States. Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Amendment No.2 to the Draft Registration Statement”) via EDGAR to the Commission for confidential review in accordance with the procedures of the Commission.

The Company has responded to all of the Staff’s comments by revising the Amendment No.1 to the Draft Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Amendment No.1 to the Draft Registration Statement. The Staff’s comments are repeated below in bold and followed by the Company’s response. Terms used but not otherwise defined herein have the meanings set forth in the Amendment No.2 to the Draft Registration Statement.

Partners | Constance Choy H.M., Desmond Ang C.K., (Christopher) Cheng C.H., Meng Ding, (Sherlyn) Lau S.Y., David K. Lee, Linh Hue Lieu,
Olivia Ngan S.M., (Raymond) Oh C.H., Yuet Ming Tham, (Friven) Yeoh K.H., Claudia Yu K.W., Yan Zhang
Registered Foreign Lawyers | Gordon H. I. Davidson (England and Wales)*, Steven C Hsu (New York)*, (Carrie) Li J. (New York)*, G. Matthew Sheridan (New York)*,
Effie Vasilopoulos (New South Wales)*, (Renee) Xiong Y. (New York)*, (Oliver) Zhong Q. (New York)*
Consultants | Hon Au Yeung, Huberta Chow X.L., Dominic D. James, Patrick Liu L., (Winnie) Mak T.M., Dominic Sze C.K.,
Douglas Tsang C.L., (Eva) Tsui Y.W., Dominic Tsun W.L., Alan Wong C.K., Felicity Wong K.Y., Holly Yeung S.M., Iris Yuen L.S.

* Partner of Sidley Austin Holding LLP (a Delaware Limited Liability Partnership)
° Foreign Legal Consultant / Legal Counsel

With respect to Question No.21 of the Staff’s letter dated August 11, 2022 regarding the Company’s draft registration statement on Form F-1 confidentially submitted on July 15, 2022, the Company (1) has made every effort to negotiate with the Singapore government, and received an official response that the Ministry of Defence only permits the Company to file the cover page, preamble and the signatory pages with respect to the contract relating to the LEARNet project (the “LEARNet contract”). The rest of the LEARNet contract shall not be approved for inclusion as exhibit for public viewing due to the confidential nature of the Ministry of Defence; and (2) has not yet received a response from the Singapore government with respect to the contract relating to the NE Activities (the “NE Activities contract”). The Company cannot guarantee whether and when a consent with respect to the filing of the NE Activities contract will be obtained.

The Company plans to include its unaudited interim financial statements as of and for the six months ended June 30, 2022 in its amendment No.3 to draft registration statement on Form F-1.

Amendment No.2 to the Draft Registration Statement

Enforcement of Civil Liabilities, page 2

1.	We note your response to our prior comment 7. Please reinstate the section titled “Enforcement of Civil Liabilities,” in addition to your added risk factor and the heading highlighting this risk in your prospectus summary.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 2 of the Amendment No.2 to the Draft Registration Statement.

Underwriting

Lock-Up Agreements, page 110

2.	Please disclose all exceptions to the lock-up agreements with the underwriters, directors, officers, and five percent shareholders.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 111 of the Amendment No.2 to the Draft Registration Statement.

Financial Statements

Consolidated Statements of Profit or Loss and Other Comprehensive Income (Loss), page F-4

3.	We note in your response to comments 24 and 25 that you classify your expenses by nature. However, in your consolidated statements of profit and loss you continue to present costs of revenues, gross profit, and sales and marketing expenses which are functional classifications. Please revise your income statement presentation so that it is consistent with either the nature of expense method described in paragraph 102 of IAS 1 or the function of expense method described in paragraph 103 of IAS 1. Also, provide the disclosures required by paragraph 104 of IAS 1, if applicable.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 10, 43, 51, 55 and F-4 of the Amendment No.2 to the Draft Registration Statement.

General

4.	Please supplementally provide us with a more detailed description of your plans with respect to the incorporation of DLT into your business, including NFTs. In responding to this comment, please explain with greater specificity how NFTs will be incorporated into your product and service offerings and your role in the creation, distribution and transferability of the NFTs.

In response to the Staff’s comment, the Company has revised its disclosure on pages 1, 19, 45, 58, 61, 64 and 65 of the Amendment No.2 to the Draft Registration Statement.

The Company is not selling DLT applications as a revenue driver, hence there is no plan to incorporate DLT or NFTs into its business. Specifically, in the Company’s product roadmap, it plans to allow travelers that are already able to collect 3D AR objects in Locomole Travel App to have the option to collect them as holiday digital collectibles and souvenirs in the NFT format. To achieve that, the Company is extending the option of minting into a DLT-enabled NFT. Within the Locomole Travel App, the Company will create an API to generate an adjacent file with full details of 3D AR objects, after which the Company will create another API call to mint the 3D AR objects directly into DLT network of choice (to be decided) and simultaneously create a custodian wallet for the traveler to hold the freshly minted NFT. Whenever the travelers are ready with their own personal DLT wallets, they will be able to transfer from custodian wallets accessible within the Locomole Travel App to their personal DLT wallets, or any third-party personal DLT wallets. The Company’s role is to provide the application to facilitate the collection, and hence transfer of the NFTs.

***

If you have any questions regarding the Amendment No.2 to the Draft Registration Statement, please contact me at meng.ding@sidley.com, +852 2509 7858 (work) or +852 6461 4000 (cell).

Thank you for your time and attention.

Very truly yours,

/s/ Meng Ding
Meng Ding

Enclosure

c.c.	Png Bee Hin, Chairman of the Board and Chief Executive Officer

Raymond Oh, Partner, Sidley Austin

Ahmed Mohidin, Partner, Paris, Kreit & Chiu CPA LLP

Fang Liu, Esq., Partner, VCL Law LLP